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July 7, 2008

Mr. Kevin Woody

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C 20549

Re:	Futures Strategic Trust

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the quarterly period ended March 31, 2008

File No. 000-23885

Dear Mr. Woody

We acknowledge receipt of your letter dated June 17, 2008 in regards to the Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008 for Futures Strategic Trust (“FST”).

Following are our responses to your questions requesting clarification:

1.	Form 10K for the year ended December 31, 2007,

a.	Item 9AT. Controls and Procedures, page 19

SEC Comment:

Please tell us and revise your filing to disclose if your disclosure controls and procedures were effective as of the period ended December 31, 2007

Response:

The word “effective” was inadvertently removed during the formatting process in converting from a Word to Edgar version. We are confirming that FST’s disclosure controls and procedures were effective as of the period ended December 31, 2007 and, accordingly, request that we are not required to revise our filing.

b.	WCM Pool LLC Financial Statements, Notes to Financial Statements. Note 2. Summary of Significant Accounting Polices, (a) Basis of Accounting, page 53

SEC Comment:

Please tell us and disclose in your filing the amount of cash which is restricted.

Response:

On WCM Pool LLC Financial Statements, Notes to Financial Statements. Note 2. Summary of Significant Accounting Polices, (a) Basis of Accounting, page 55 we disclose that “Cash represents amounts deposited with a bank and clearing broker, a portion of which is restricted for purposes of meeting margin requirements, which typically range from 0% to 35% of the notional amounts of the derivatives traded.” In addition, in Note 7. Derivative Instruments and Associated Risks, Credit Risk, we disclose the amount of cash that is segregated (restricted) at March 31, 2008 and December 31, 2007.

c.	Exhibits 31.1 and 31.2

SEC Comment:

We note your certifications do not comply with the content of the certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically we note you have included the phrase “do hereby” at the beginning of the certification, you have replaced “the registrant” with “Registrant” throughout the certification, you have included the phrase “such term is” in the introductory section of paragraph 4, and you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(c). Please revise your certifications in future filings to comply with Exchange Act Rules.

Response:

We acknowledge the Commission’s comments and will revise our certifications in future filings to comply with the Exchange Act Rules.

2.	Form 10-Q for the quarterly period ending March 31, 2008

a.	General

SEC Comment:

Please tell us how management determined it was unnecessary to include the financial information for WMT III Series H/J Trading Vehicle LLC for the quarterly period ending March 31, 2007

Response:

WMT III Series H/J Trading Vehicle LLC was terminated as of April 30, 2007. The termination audit financial statements were included in FST’s Form 10-K for the fiscal year ended December 31, 2007. We advised the reader in Note 2, Summary of Significant Accounting Policies, (a) Basis of Accounting in FST’s Form 10-Q, to read the financial statements and notes included in FST’s annual report on Form 10-K in conjunction with FST’s Form 10-Q for the quarterly period ended March 31, 2008. As such, management determined it was unnecessary to include the financial information for WMT III Series H/J Trading Vehicle LLC for the quarterly period ending March 31, 2007 in FST’s Form 10-Q.

Finally in connection with our response, FST acknowledges that:

b.	FST is responsible for the adequacy and accuracy of the disclosures in the filings.
c.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
d.	FST may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 7, 2008	By:	/s/ David K. Spohr
Name: David K. Spohr Title: Senior Vice President and Director of Fund Administration (Principal Financial/Accounting Officer)